EXHIBIT 99.1

Gildan Activewear CEO Vince Tyra provides key focus strategic priorities

Company Reconfirms 2024 Full Year Guidance

Announces Preliminary Q1 2024 Revenue

Company to Host Investor Day in Fall 2024

Montreal, April 15, 2024 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that its President and CEO, Vince Tyra has unveiled his key focus strategic priorities. Concurrently, the Company also reconfirmed its 2024 full year guidance and announced preliminary Q1 revenue. Furthermore, the Company intends to hold an Investor Day in the Fall of 2024 to provide a comprehensive strategic plan.

Reflecting on his first 90 days, Vince Tyra said, “I’m excited to be leading Gildan at this pivotal time. Having completed 90 days at the helm of Gildan, I wanted to share with you my key focus strategic priorities and articulate how we can leverage our strengths and accelerate value creation for all stakeholders. Importantly, these priorities reflect feedback received from shareholders and their desire for us to continue sustainably growing Gildan. As we continue to execute on the key components of the Gildan Sustainable Growth strategy, my first few months as CEO have confirmed my belief that Gildan’s core fundamentals are strong and that we are in a great position to unlock further potential and launch the next phase of our growth. My management team and I will continue to review the business and we look forward to presenting a fuller view at an Investor Day this Fall.”

With its three key pillars, Growth, Innovation, and ESG, the Gildan Sustainable Growth (GSG) strategy has set the foundation for the Company’s future. Capitalizing on this strong foundation and the continued execution of the GSG plan which remains core to Gildan’s business, today Vince Tyra outlined his key focus strategic priorities to unlock further growth potential while amplifying the Company’s commercial capabilities. These five key priorities are:

•	Successfully execute supply chain initiatives to maintain availability, cost leadership and industry leading margins;
•	Leverage Gildan’s unique brands and develop distinct commercial capabilities to accelerate growth and strengthen the Company’s market position;
•	Deepen Gildan’s relationships with existing and prospective retail partners, strengthening the Company’s position as the supplier of choice;
•	Complement Gildan’s strong North American market position with renewed focus on select international markets to drive growth; and
•	Empower and build world-class talent and leadership to ensure long term resilience of Gildan’s business.

Medium-term Targets

Assuming no deterioration in the current macroeconomic environment, Gildan is confident that the targeted priorities will position the Company to continue to drive market share gains in key product categories, unlock further opportunities in targeted markets and deliver on key financial metrics over the 2025-2028 period, reflecting the following:

•	Net sales growth at a compound annual growth rate in the mid-single digits range
•	Annual adjusted operating margin(1) in the range of 18% to 21%
•	Capital expenditures (capex) as a percentage of sales of about 5% per year, on average, to support long-term growth and vertical integration
•	Adjusted diluted EPS(2) growth per annum in the high-single to low double-digit range

Gildan expects to maintain its capital allocation priorities which, beyond planned capex deployment, focus on annual dividend growth, continued share repurchases now in line with a leverage framework of 1.5x to 2x, and value accretive M&A. The combination of the above is expected to drive strong shareholder returns.

2024 Outlook and preliminary Q1 2024 revenue

Gildan today reconfirmed its 2024 full year guidance as announced on February 21, 2024 in its Q4 2023 press release as well as the assumptions underpinning this guidance:

•	Revenue growth for the full year to be flat to up low-single digits;
•	Adjusted operating margin(1) slightly above the high end of the 18% to 20% annual target range. This compares to fiscal 2023 adjusted operating margin of 17.3%; fiscal 2023 operating margin was 20.1%.
•	Capex to come in at approximately 5% of sales;
•	Adjusted diluted EPS(2) in the range of $2.92 to $3.07, up significantly between 13.5% and 19.5% year over year. This compares to 2023 adjusted diluted EPS of $2.57; fiscal 2023 GAAP diluted EPS was $3.03;
•	Free cash flow above 2023 levels driven by increased profitability, lower working capital investments and lower capital expenditures than in 2023.

In addition, Gildan today announced that its preliminary Q1 2024 net sales are expected to come in at approximately $695 million, or down about 1% year over year, as previewed in our Q4 2023 press release.

The above outlook as well as the medium-term targets assume no meaningful deterioration from current market conditions including the pricing and inflationary environment, and no further deterioration in geopolitical environments. They reflect reasonable industry growth and expected market share gains. Though the timing of the potential enactment of legislation remains uncertain, we have also incorporated the estimated impact of the implementation of draft Global Minimum Tax legislation in Canada and Barbados on our effective tax rate, retroactive to January 1, 2024, as well as certain refundable tax credits expected. In addition, they reflect Gildan’s expectations as of April 15, 2024 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and the annual MD&A for the year ended December 31, 2023.

Conference Call and Webcast Information

The event will take place on April 15, 2024, at 4:45 PM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 3097304#. A live audio webcast of the conference call and presentation, as well as a replay, will be available at the following link: Gildan Investor Update. A replay of the call will be available for 7 days starting at 10:00 PM ET by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

Non-GAAP Financial Measures and Ratios

The Company reports its financial results in accordance with International Financial Reporting Standards (“IFRS”). However, we use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this press release, we use non-GAAP financial ratios, including adjusted operating margin and adjusted diluted EPS, to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors on the Company’s financial performance and financial condition. We refer the reader to section 16.0 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023 (“FY2023 MD&A”) entitled “Definition and reconciliation of non-GAAP financial measures”, which section is incorporated by reference into this press release, filed with the securities regulatory authorities in Canada, available on

SEDAR+ at www.sedarplus.ca and on the Company’s website at www.gildancorp.com under the “Investors” section, for the definition and complete reconciliation of all non-GAAP financial measures and ratios used and presented by the Company to the most directly comparable IFRS measures.

(1)	Adjusted operating margin: Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment (impairment reversal) of intangible assets, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback (new in 2023) and CEO separation costs and related advisory fees on shareholder matters (new in 2023). Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Further details, including an explanation of the composition and usefulness of this ratio, as well as a calculation of this ratio, are provided at section 16.0 of the FY2023 MD&A, available on SEDAR+ at www.sedarplus.ca, which section is incorporated by reference into this press release.

(2)	Adjusted diluted EPS: Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, Impairment (impairment reversal) of intangible assets, net of write-downs, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback (new in 2023), CEO separation costs and related advisory fees on shareholder matters (new in 2023), and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Further details, including an explanation of the composition and usefulness of this ratio, as well as a calculation of this ratio, are provided at section 16.0 of the FY2023 MD&A, available on SEDAR+ at www.sedarplus.ca, which section is incorporated by reference into this press release.

Caution Concerning Forward-Looking Statements

References in this press release to “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

Certain statements included in this press release constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the GSG strategy and our key focus strategic priorities , as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales and revenue growth, adjusted operating margin, working capital, adjusted diluted earnings per share, free cash flow, business dispositions, acquisitions or other business transactions, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the sections “Medium-term Targets” and “2024 Outlook and preliminary Q1 2024 revenue”. The net sales figure reported above with respect to the first quarter of 2024 is preliminary, has not been reviewed by Gildan’s auditors and is subject to change as our Q1 2024 financial results are finalized.

Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities' regulatory authorities and the U. S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the FY2023 MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release, including certain assumptions relating to the financial outlook described in this press release under the sections “Medium-term Targets” and “2024 Outlook and preliminary Q1 2024 revenue”.

Forward-looking statements are inherently uncertain and the results or events predicted in such statements, information and outlook may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking statements include, but are not limited to changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve, including the pricing and inflationary environment, and our ability to implement our growth strategies and plans, as well as those factors listed in the FY2023 MD&A under the “Risks and uncertainties” section and “Caution regarding forward-looking statements” sections. These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included statements, information and outlook, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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